

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 30, 2008

Mr. Keith Doss
Chief Financial Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re: Kodiak Oil & Gas Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 001-32920**

Dear Mr. Doss:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed April 15, 2008

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Current Executive Compensation Elements, page 18

2.   Please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

3.   We note your disclosure on Form 8-K filed March 19, 2008 that on March 13, 2008, the Compensation Committee awarded annual discretionary bonuses to (1) Mr. Peterson in the amount of $150,000 and (2) Mr. Catlin in the amount of $150,000. Please discuss these bonuses and the reasons they were awarded.

4.   We further note disclosure in the Form 8-K that the Committee granted Lynn Peterson 300,000 Stock Options, James Catlin 300,000 Stock Options, and James Henderson 150,000 Stock Options. Please discuss these option grants and the reasons they were awarded.

        In addition, you state that the Stock Options shall vest on March 20, 2009, provided that the Company attains certain annual performance goals for the 2008 fiscal year including the following financial and performance factors of the Company for the 2008 fiscal year: total stockholder's equity; net income (loss); adjusted EBITDA; oil and gas sales volume results; and proved reserves. Disclose the specific financial and performance targets that need to be met in order for the Stock Options to vest on March 20, 2009.

5.   We note your disclosure regarding severance benefits and potential payments upon a change of control. In addition, you state that Mr. Henderson notified the Company that he will be resigning as the Company's Chief Financial Officer effective May 10, 2008. Please provide all of the information required by Item 402(j). For example, quantify the estimated payments and benefits that would be provided in each covered circumstance.

Form 10-K for the Fiscal Year Ended 12/31/07

Selected Consolidated Financial Information, page 40

6.   We note that you include selected financial data for the two most recent fiscal years, and the cumulative period. Please comply with Item 301(a) of Regulation S-K which requires presentation of selected historical financial data for the *five* most recent financial years.

Liquidity and Capital Resources, page 44

7.   Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows. See Section IV of Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm. See also Section IIA1 of Release No. 33-8056, http://www.sec.gov/rules/other/33-8056.htm; Section IIIC of Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies

Oil and Gas Producing Activities, page 59

8.   We note you have not mentioned estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your cost amortization policy. These should be included in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.

        Please submit the disclosure that you propose to clarify your handling of these estimated future amounts and advise us of any changes that you would need to make to your accounting to comply with this guidance.

9.   Tell us how the results of your accounting for costs of unproved properties, which you disclose as being "…withheld from the depletion base until such time as they are either developed or abandoned," compare to those that would arise following the guidance in Rule 4-10(c)(3)(ii) of Regulation S-X, which generally requires such costs to be included in the pool of costs subject to amortization once it is determined whether or not proved reserves can be assigned to the properties, with a few exceptions.

10.   We understand from your disclosure about the full cost ceiling test that among the costs aggregated to compare to the present value of estimated future net revenues, you include either the cost or fair value of unproved properties, whichever is lower.

        This particular measure should be used for costs of unproved properties that are subject to amortization, following the guidance in Rule 4-10(c)(4)(i)(C) of Regulation S-X, while costs of unproved properties not subject to amortization should be included without regard to estimates of fair value.

However, costs of unproved properties not subject to amortization must be net of any impairment assessed under Rule 4-10(c)(3)(ii)(A) of Regulation S-X, whereas such impairment is included in the pool of costs subject to amortization.

Tell us how your accounting and disclosure would need to change to reflect proper accounting for such amounts, to comply with the ceiling test requirements.

11. We note your disclosure in the second paragraph on page 60, indicating that you conduct quarterly impairment calculations. However, in the fourth paragraph on that page, you indicate that you may update your reserve information on a less frequent basis, stating "…estimated proved reserves will be re-determined at least on an annual basis…."

And in the following paragraph, you state that upon updating your reserve estimates during the third quarter, your full cost pool "…exceeded the ceiling limitation by approximately $20.0 million and an impairment expense was recorded for this amount during the quarter ended September 30, 2007," also that at March 31, 2007, your full cost pool "…exceeded the ceiling limitation…and an impairment expense of $14 million was recorded during the quarter ended March 31, 2007."

We believe that you need to update the reserve information used in your ceiling tests at each interim reporting date to reflect all new information impacting reserves, such as production, acquisitions, sales of reserves in place, and all changes in the factors and assumptions underlying your estimates having material effects, to comply with Rule 4-10(c)(4) of Regulation S-X.

Tell us the extent to which you updated your reserve estimates at the end of each quarter in the past two years and subsequently for purposes of conducting your full cost ceiling tests, and submit the disclosures that you believe would clarify this matter.

Note 3 – Oil and Gas Property, page 64

12. Under Rule 4-10(c)(7)(ii) of Regulation S-X, you are required to disclose the status of significant properties and projects associated with your unproved property costs that are not subject to amortization, along with a statement about your anticipated timing of including such costs in the amortization computation.

Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 25

13.　　We note your disclosure stating that you concluded that your disclosure controls and procedures were "effectively designed" as of March 31, 2008. Please ensure that the disclosure you provide in response to Item 307 of Regulation S-K indicates whether such controls and procedures are effective or not effective, rather than limiting your assessment to their design. Tell us what you are able to conclude about the functioning of your disclosure controls and procedures at this interim date, based on your evaluation.

Engineering Comments

General

14.　　Please provide us with a copy of the reserve report as of December 31, 2007 prepared by Kodiak Oil & Gas engineers. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Our Reserves, page 11

15.　　You state that Netherland Sewell & Associates audited your reserves in 2007. Please expand your disclosure to address the following:

- state that a reserve audit is not the same as a financial audit and explain why;
- clarify whether the work was conducted in accordance with any professional guidelines and if so, indicate which guidelines were followed;
- describe the specific work Netherland Sewell & Associate performed in the course of their audit;
- state the percentage of your reserves included in the audit and if less than 100%, explain who selected the reserves to be audited and discuss the reasons only a portion of the reserves were audited;
- identify assumptions provided by management that were relied upon by Netherland Sewell & Associates, without testing;
- explain whether the third party engineers were hired by and reported to management or the audit committee of the board of directors.

Please submit details about the three largest material properties where there was the widest variance between the reserve estimates and standardized measure of

> future net cash flows discounted at 10% each party estimated for each property. Also tell us the amount and percent of variance between the aggregate reserve estimates calculated by you and Netherland Sewell & Associates.

Risk Factors, page 16

The actual quantities and present value of our proved reserves may be lower than we have estimated, page 18

16.   Please disclose your recent history of negative reserve revisions, which occurred during the last two years. You should also discuss the ramifications to the company when your reserves are found to be materially lower than you had estimated and reported.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Operating Results, page 45

Asset Impairment, page 46

17.   We note your $34 million in impairments in 2007 and the 55% negative gas reserves revisions. Please provide us with the information showing the technical basis for originally booking the reserves as proved reserves that you believed satisfied the definition of proved reserves in Rule 4-10(a) of Regulation S-X. Also provide the documents underlying the volumes of reserves that were originally booked in each well and the volumes that you booked at December 31, 2007 for each well.

Supplemental Oil and Gas Reserve Information, page 71

18.   We note that you report significant reserve changes in your year to year reserve reconciliation table without including any discussion about the reasons for those changes. You are required to provide appropriate explanations for the significant reserve changes reported in your table of reserve changes to comply with paragraph 11 of SFAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief